Exhibit 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Merus Labs International Inc. (the “Company” or “Merus”)
100 Wellington Street West
Suite 2110, PO Box 151
Toronto, Ontario, M5K 1H1

Item 2 Date of Material Change

May 18, 2016

Item 3 News Release

The news release was issued by the Company on May 18, 2016 and distributed through CNW Group and filed on SEDAR.

Item 4 Summary of Material Change

On May 18, 2016, the Company issued an aggregate 14,250,000 common shares (the “Common Shares”) upon the conversion of the 14,250,000 outstanding special warrants. The Common Shares were qualified by the Company's prospectus supplement dated May 18, 2016 to the Company's existing Canadian short form base shelf prospectus dated October 30, 2015.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Subscription Receipt Financing

On May 18, 2016, the Company completed the deemed exercise of the Company's 14,250,000 outstanding special warrants (the "Special Warrants") into 14,250,000 common shares (the "Common Shares"). The Special Warrants were issued in connection with the bought deal financing of subscription receipts (the "Offering") with a syndicate of investment dealers co-led by Canaccord Genuity Corp. and Clarus Securities Inc. and including Cormark Securities Inc., Laurentian Bank Securities Inc., CIBC World Markets Inc., Dundee Securities Ltd., GMP Securities L.P., Scotia Capital Inc. and TD Securities Inc. The Offering was completed on March 1, 2016 and the proceeds used by the Company to fund the acquisition of the rights to the Surgestone®, Provames®, Speciafoldine®, and Tredemine® pharmaceutical products in France from Sanofi S.A. The Special Warrants were cancelled upon deemed exercise and no Special Warrants remain outstanding.

The Common Shares issued upon the deemed exercise of the Special Warrants were qualified by the Company's prospectus supplement dated May 18, 2016 (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus dated October 30, 2015. The Prospectus Supplement has been filed with the securities commissions in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

Andrew Patient

Chief Financial Officer

Telephone: (416) 593-3725

Item 9 Date of Report

May 27, 2016